President of Candrone from ?January 2009 to present

Exhibit 4.3

Draganfly Inc. (formerly Drone Acquisition Corp.)

Management’s Discussion and Analysis

For the year ended December 31, 2020

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

Special Note Regarding Forward Looking Information

This Management Discussion & Analysis (“MD&A”) is intended to provide readers with the information that management believes is required to gain an understanding of the current results of Draganfly Inc. (the "Company" or “Draganfly") and to assess the Company’s future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

In this MD&A we describe certain income and expense items that are unusual or non-recurring. There are terms not defined by International Financial Reporting Standards (IFRS). Our usage of these terms may vary from the usage adopted by other companies. Specifically, Gross profit, Gross margin and Cash flow from operations are undefined terms by IFRS. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

Certain statements in the MD&A, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These include, without limitation, the Company’s current and planned operations in the technology sector and the expected results of new operations and new clients. These statements are based on current expectations involving a number of risks and uncertainties related to all aspects of the technology sector. These risks and uncertainties include, but are not restricted to, continued increased demand for the Company’s products, the Company’s ability to maintain its technological and competitive advantages, the Company’s ability to attract and retain key employees, the ability of the Company to take advantage of its intellectual property, the Company’s ability to raise capital on acceptable terms when needed and the availability of key suppliers and contractors. These uncertainties may cause actual results to differ from information contained herein. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These forward-looking statements are based on the estimates and opinions of Management on the dates they are made and are expressly qualified in their entirety by this notice. The reader is cautioned not to rely on these forward-looking statements. The Company assumes no obligation to update forward-looking statements should circumstances or Management’s estimates or opinions change except as required by securities laws.

The following MD&A is presented and dated as of April 16, 2021 and should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2020. The Company's audited consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The operations of the Company have been primarily funded through internally generated cashflow and private placements of equity and convertible debentures. The continued operations of the Company are dependent on the Company's ability to generate profitable operations in the future, develop and execute a sufficient financing plan for future operations and receive continued financial support from shareholders and other providers of finance.

The consolidated financial statements do not reflect the adjustments, if any, or changes in presentation that may be necessary should the Company not be able to continue on a going concern basis.

All currency amounts in the accompanying financial statements and this management discussion and analysis are in Canadian dollars unless otherwise noted.

The recent outbreak of the coronavirus, also known as "COVID-19", has spread across the globe and is impacting worldwide economic activity. Conditions surrounding the coronavirus continue to rapidly evolve and government authorities have implemented emergency measures to mitigate the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, and social distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

There are significant uncertainties with respect to future developments and impact to the Company related to the COVID-19 pandemic, including the duration, severity, and scope of the outbreak and the measures taken by governments and businesses to contain the pandemic. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on our business operations cannot be reasonably estimated at this time. At the date of this MD&A, the outbreak and the related mitigation measures have had the following impacts on the Company’s operations, among others: temporary closure of business locations, supply chain issues, and decrease in sales. The extent to which these events may impact the Company’s business activities will depend on future developments, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken in Canada and other countries to contain and treat the disease. With COVID-19 being an ongoing issue, the Company has prepared its employees at its Saskatchewan and British Columbia facilities to be able to work from home. The Company also applied to the various federal government relief initiatives. Although the Company’s major custom engineering customer temporarily closed that part of its business, the Company believes it will start up again. Further, the Company has entered into a distribution agreement to be the exclusive provider of one of their products which has helped offset custom engineering work from that customer. Aside from the acquisition of Dronelogics and being opportunistic on other partnerships or acquisitions, the Company expanded its products/services offered to include health/telehealth applications relating to COVID-19, as a way to deal with the impacts of COVID-19. However, these ongoing events are highly uncertain and as such, the Company cannot determine the ultimate financial impacts at this time. Any deterioration in the current situation could have an adverse impact on our business, results of operations, financial position, and cash flows in 2021.

Non-GAAP Measures and Additional GAAP Measures

Throughout this document, reference is made to “gross margin” and “working capital”, which are non-IFRS measures. Management believes that gross margin, defined as revenue less operating expenses, is a useful supplemental measure of operations. Management believes that working capital, defined as current assets less current liabilities, is an indicator of the Corporation’s liquidity and its ability to meet its current obligations. Readers are cautioned that these non-IFRS measures may not be comparable to similar measures used by other companies. Readers are also cautioned not to view these non-IFRS financial measures as an alternative to financial measures calculated in accordance with International Financial Reporting Standards (“IFRS”).

Core Business and Strategy

Draganfly creates quality, cutting-edge unmanned and remote data collection and analysis platforms and systems that are designed to revolutionize the way companies do business. The Company is incorporated under the British Columbia Business Corporations Act and has its registered office located at 2800 – 666 Burrard Street, Vancouver, BC, V6C 2Z75 with a head office at 2108 St. George Avenue, Saskatoon, SK, S7M 0K7.

Recognized as being at the forefront of technology for two decades, Draganfly is an award-winning, industry-leading manufacturer, contract engineering, and product development company within the commercial UAV (unmanned aerial vehicles) space serving the public safety, agriculture, industrial inspections, and mapping and surveying markets. More recently, the Company’s offering expanded to include the health/telehealth field providing illness detection, social monitoring solutions, and sanitary spraying services relating to the ongoing COVID-19 pandemic. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

Founded in 1998, Draganfly is recognized as the first commercial multi-rotor manufacturer and has a legacy for its innovation and superior customer service. The company has sold products and services to over 50 countries.

Draganfly can provide its customers with an entire suite of products and services that include quad-copters, fixed-wing aircrafts, ground based robots, hand held controllers, flight training, software used for tracking, live streaming, and data collection. The integrated UAV system is equipped for automated take-offs and landings with altitude and return to home functions as well as in-house created survey software. Draganfly’s standard features combined with custom fit camera payloads ranging from multi-spectral, hyper-spectral, LIDAR, thermal, and infrared allows Draganfly to offer a truly unique solution to clients.

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

With 18 fundamental UAV patents in the portfolio, Draganfly will continue to expand and grow their intellectual property portfolio.

In addition, Draganfly has launched a health/telehealth platform. The initial focus is a COVID-19 screening set of technologies that remotely detect a number of key underlying respiratory symptoms, whereas the same technology stack enables true remote telehealth features. Further, it is offering sanitary spraying services to any indoor or outdoor public gathering space such as sports auditoriums and fields to provide an additional level of protection against the spread of contagious viruses such as COVID-19.

Historically, the main business of the Company was to operate as a manufacturing company offering commercial UAVs directly to its customer base across various industry verticals. The Company has evolved to offer engineering procurement for certain customers in a vertical that is not currently served, such as military applications. The rationale is three-fold: engage in long term contracts that tend to be recurring in nature, gain exposure to an industry that the Company otherwise did not have access to, and leverage our innovation learnings into other products that can be sold in other industries.

Draganfly works with its customers to customize a product or platform from idea research and development (R&D) to completion and testing. A work plan is created with timelines and budget which includes materials, travel, testing, and engineering time. This plan is signed off on by the customer before work begins. To date, the majority of this work is considered proprietary and secret in nature.

With its recent acquisition of Dronelogics, the Company has further broadened its scope to provide non-OEM products along with services that it did not typically offer before.

Management determined in mid-2018 the best course of action to secure additional capital, grow its brand and expand its reach was to secure a public listing on a reputable exchange. On January 31, 2019, the Company and PrivCo entered into a Business Combination Agreement (the “BCA”) providing for a three-cornered amalgamation (the “Amalgamation”) among the Company, PrivCo, and a wholly-owned subsidiary of the Company (the “Subco”). As of August 15, 2019, the Amalgamation closed and the Company acquired all of the issued and outstanding common shares of the PrivCo (the “PrivCo Shares”). It was a condition of closing that the Company complete a private placement of 10,000,000 units (a “Unit”) at a price of $0.50 per Unit, with each Unit consisting of one common share and one common share purchase warrant (a “Warrant”). Each Warrant will be exercisable into one common share of the resulting issuer at a price of $0.50 for 12 months. The Company completed a private placement of 14,051,499 units raising $7,025,749.50. It is a post-closing covenant of the BCA that the resulting issuer from the Amalgamation obtains a listing for its common shares (the “Listing”) on the Canadian Securities Exchange (the “CSE”). The Company has changed its name from Drone Acquisition Corp. to Draganfly Inc. and is the parent company of the wholly owned subsidiary, Draganfly Innovations Inc., which is the amalgamated company with Subco.

Under the Amalgamation, PrivCo Shares were exchanged for ordinary shares of the Company (“Company Shares”) on the basis of 1.794 Company Shares for each PrivCo Share held resulting in 42,638,356 PrivCo Shares to be issued. Upon completion of the Amalgamation, holders of PrivCo warrants (“PrivCo Warrants”) will be entitled to receive Company Shares in lieu of shares otherwise issuable prior to the effective date of the Amalgamation (the “Effective Date”), adjusted in accordance with the terms of the various agreements and certificates representing the said warrants.

Following the Amalgamation and pursuant to completion of certain conditions precedent, including receipt of all necessary director, shareholder, regulatory and Canadian Stock Exchange (CSE) approvals, the Company was listed on the CSE on November 5, 2019. The Company incurred significant listing expenses to complete the process but is well positioned to execute on its business plan.

On March 9, 2021, the Company announced that it completed the final closing of its Regulation A+ Offering of units sold pursuant to the Company’s Regulation A+ offering circular (the “Offering Document”) filed with the U.S. Securities and Exchange Commission. The Company issued 25,771,465 units at the offering price set out in the Offering Document for gross proceeds in the amount of $15,504,135 (US$12,112,606) in the final closing. Each unit is comprised of one common share of the Company and one common share purchase warrant, with each warrant entitling the holder to acquire one common share at a price of US$0.71 per common share for period of two years from the date of issuance. The common shares and warrants issued in connection with the offering are subject to a nine month hold period. In total, the Company issued 35,000,000 units under its Offering Document for aggregate gross proceeds of US$16,450,000.

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

The Company has recently announced its intention to file for an up listing to the NASDAQ exchange. The rational is that companies listed on the NASDAQ have to follow stringent reporting requirements and as a result, provide greater access to investors, especially in the United States.

Additional information relating to the Company may be found at the Company’s website, www.draganfly.com.

2020 Highlights

•	2020 Total Revenues at $4,363,511 with Product Revenue of $3,087,223

2020 was another milestone year for Draganfly. The Company successfully closed and integrated its Dronelogics Systems Inc acquisition which provided the bulk of the product revenue sales. Given the Company’s main custom engineering customer effectively shut this portion of their business in Q1/20, services revenues were offset by other drone services work. Although, the Company’s OEM products are still well regarded in the industry, the commercial UAV space as a whole has been impacted by lower priced consumer drones that can now offer similar functionality. With its recent acquisition, the Company can now offer these lower priced drones for more traditional and less niche type work. The Company believes there is still an opportunity for engineering procurement and product sales for those customers that either choose not to buy foreign-made UAVs or are restricted from doing so due to information security concerns. 2020 revenues were up 216% year over year coming in at $4,363,511 versus $1,380,427 in the previous year. $645,756 represents custom engineering services work, $630,532 represents drone services work while the balance of revenue is from hardware sales.

•	Gross Margins Decrease Due to Shift in Business Mix

With the Company now offering more products than services, the gross margins decreased 52.1%. The Company’s total gross margin for 2020 was 40.3% vs 84.1% in 2019. Custom Engineering services tends to have a much higher gross margin over manufacturing or non-OEM product sales given lower material costs.

•	Company Diversified its Product and Services Offering with Acquisition

Given the Company’s impressive history and deep engineering talent, a natural evolution was to outsource in-house capabilities to customers. Doing this leverages the Company’s core skill set of innovation that tends to lead to future projects, bringing in more consistent revenue. With its recent acquisition, the Company has increased its scope of products and services to include non-OEM products and drone as a service type work. This has proved beneficial during the current pandemic as not all services are impacted the same way so having a larger breadth of products and services, in part mitigates some risk for the Company.

•	Company Broadens its Services to Include Health Vertical in the Face of Global Pandemic

Through its partnership with Vital Intelligence and Varigard, the Company recently added health monitoring and prevention to its product and service offering. Securing some key clients in this business line was key to proving out this new vertical. These clients were important for validation of this relatively new technology, but more importantly demonstrates the Company’s ability to evolve and offer products and services that have global applicability.

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

•	Risks Related to Operations

The Company’s UAVs are sold in rapidly evolving markets. The commercial UAV market is in early stages of customer adoption. Accordingly, the Company’s business and future prospects may be difficult to evaluate. The Company cannot accurately predict the extent to which demand for its products and services will increase, if at all. The challenges, risks and uncertainties frequently encountered by companies in rapidly evolving markets could impact the Company’s ability to do the following:

•	generate sufficient revenue to maintain profitability;

•	acquire and maintain market share;

•	achieve or manage growth in operations;

•	develop and renew contracts;

•	attract and retain additional engineers and other highly qualified personnel;

•	successfully develop and commercially market new products;

•	adapt to new or changing policies and spending priorities of governments and government agencies; and

•	access additional capital when required and on reasonable terms.

For further and more detailed risk disclosure, please reference Business Risks at the end of this MD&A

Outlook and Guidance

This Outlook and Guidance contains forward-looking statements that the Corporation does not intend, and does not assume any obligation, to update, except as required by law. The forward-looking information and statements may include:

•	the current economic climate and its effect on the Company’s client base business;

•	the Company’s ability to successfully acquire new customers;

•	the Company’s ability to successfully implement its technology;

•	management’s assumptions regarding the sustainability of recurring revenue streams and the Company’s expected profitability; and

•	management’s outlook and guidance contains forward looking statements of the Company’s ability to penetrate the US and international client base with its products and services and continue its penetration in the Canadian market.

As the Company is now more capitalized and has easier access to funds in the public markets, the Company will increasingly focus on some of its growth initiatives. Operationally, having more capital will help the Company expand and diversify its engineering, drone, and health services businesses. This will require more human resources from an oversight, sales, and engineering perspective and the Company anticipates adding additional staff to accommodate these plans. Further, the Company will continue to focus on innovation, product development, and expanding its hardware offerings opportunistically into niche segments of the UAV and related sectors. Finally, the Company has considered providing various other non-engineering services and it may make more sense to buy an existing industry player than to build out this offering. With the Company being listed, it will open up further opportunities to use its Common Shares as a currency for potential acquisitions. The Company expects to be opportunistic with regards to any potential opportunities in the existing fiscal year and the near future.

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

Selected Annual Financial Information

The following selected financial data has been extracted from the audited consolidated financial statements, prepared in accordance with International Financial Reporting Standards, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the year ended December 31,	2020	2019	2018
Total revenues	$$4,363,511	$1,380,427	$1,387,013
Gross Profit (as a % of revenues)	40.3%	84.1%	67.4%
Net loss	(8,015,813)	(11,095,057)	(601,729)
Net loss per share ($)
- Basic	(0.10)	(0.23)	(0.03)
- Diluted	(0.10)	(0.23)	(0.03)
Comprehensive loss	(8,015,709)	(11,095,057)	(601,729)
Comprehensive loss per share ($)
- Basic	(0.10)	(0.23)	(0.03)
- Diluted	(0.10)	(0.23)	(0.03)
Change in cash and cash equivalents	(447,063)	2,349,954	(27,547)
Total assets	7,100,567	3,221,783	504,825
Working capital	1,214,371	2,037,906	(4,353,261)
Total non-current liabilities	104,885	93,073	-
Shareholder’s equity (deficiency)	$3,848,205	$2,191,353	$(4,132,609)

Number of shares outstanding	86,093,361	69,670,613	21,932,454

Results of Operations

Revenue

For the year ended December 31,	2020	2019
Product sales	$3,087,223	$248,939
Product services	630,532	-
Consulting services	645,756	1,131,488
Total revenue	$4,363,511	$1,380,427

Total revenue for the year ended December 31, 2020 increased by $2,983,084 or 216.1% as compared to 2019. The increase in revenue is largely due to the Company’s acquisition of Dronelogics Systems Inc. and the retail sales and services business that they brought partially offset by a decrease in Custom Engineering services due to the downturn caused by COVID-19.

Draganfly Innovations Inc.’s ("Draganfly Innovations") primary custom engineering customer is domiciled in the US and was shut down and reduced a number of its projects. As a result, there was no contribution ($0) from this customer after March, 2020. However, services in 2020 is currently made up of custom engineering (product development) and drone services work. Although the custom engineering part of this business line was impacted, it was somewhat offset by drone services work that came from Dronelogics Systems Inc. ("Dronelogics").

Early in 2020, Draganfly signed an acquisition agreement with Dronelogics Systems Inc. At the time, the Company had forecast a combined proforma revenue of $6 - $7 million for fiscal 2020. However, the acquisition did not officially close until April 30, 2020. Had the Company had the full benefit of the acquisition, revenue would have been approximately $5 million. As noted in our COVID-19 disclosure, the pandemic did negatively impact the business which can be attributed to most of the shortfall of the original projections.

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

As at April 30, 2020, the Issuer completed its acquisition of Dronelogics. Therefore, the December 31, 2020 results include 8 months of Dronelogics and 12 months of Draganfly Innovations. As at December 31, 2020, $645,756 represents custom engineering services work, $630,532 represents drone services work and $3,087,223 represents products sales. While for the twelve-month period ended December 31, 2019, $1,131,488 came from Custom Engineering Service work, no contribution from drone services work, and $248,939 coming from product sales. Accordingly, year over year, drone service revenue and product sales increased due to the acquisition of Dronelogics and custom engineering service revenue decreased due to the customer cutting back work due to the COVID-19 pandemic.

Cost of Goods Sold / Gross Margin

For the year ended December 31,	2020	2019
Cost of goods sold	$(2,603,911)	$(218,800)
Gross profit	$1,759,600	$1,161,627
Gross margin (%)	40.3%	84.1%

Gross profit is the difference between the revenue received and the direct cost of that revenue. Gross margin is gross profit divided by revenue and is often presented as a percent. As a result of increased product sales and service revenue, the Company’s Gross Profit increased by $597,973 or 51.5%. As a percentage of sales, gross margin decreased from 84.1% in 2019 to 40.3% in 2020. This shift in gross margin is due to the lower margin product sales that the Company acquired with Dronelogics.

Selling, General, and Administrative (SG&A)

For the year ended December 31,	2020	2019
Office and Miscellaneous	$3,427,853	$2,127,632
Professional Fees	1,762,594	524,101
Research and Development	567,999	16,883
Share-based compensation	2,668,464	761,559
Travel	25,617	30,896
Wages and salaries	1,649,329	989,083
Total	$10,101,856	$4,450,154

Selling, General and Administrative expenses in 2020 increased by 127.0%, from $4,450,154 in 2019 to $10,101,856 in 2020. The largest contributor to the increase is share-based compensation followed by marketing and investor relations expenses. Professional fees were also higher due to legal fees associated with the Company’s Dronelogics acquisition, Reg A financing, and in the regular course of being a publicly listed Company for the full year.

Share-Based Compensation

For the year ended December 31,	2020	2019
Share-based compensation	$2,668,464	$761,559

Stock options

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the CSE requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares. The total number of common shares reserved and available for grant and issuance pursuant to this plan shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time. The number of options awarded and underlying vesting conditions are determined by the Board of Directors in its discretion. Such options will be exercisable for a period of up to 10 years from the date of grant. The aggregate sales price (meaning the sum of all cash, property, notes, cancellation of debt, or other consideration received or to be received by the Company for the sale of the securities) or amount of common shares issued during any consecutive 12-month period will not exceed the greatest of the following: (i) U.S.$1,000,000; (ii) 15% of the total assets of the Company, measured at the Company's most recent balance sheet date; or (iii) 15% of the outstanding amount of the common shares of the Company, measured at the Company's most recent balance sheet date; and The number of common shares issuable pursuant to the exercise of options under the plan within a 12 month period to all eligible persons retained to provide investor relations activities (together with those common shares that are issued pursuant to any other share compensation arrangement) shall not, at any time, exceed 1% of the issued and outstanding common shares.

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

For the year ended December 31, 2020,

-	On February 18, 2020, the Company issued 120,000 common shares for the exercise of warrants for $60,000.

-	On February 25, 2020, the Company issued 100,000 common shares for the exercise of warrants for $50,000.

-	On March 6, 2020, the Company issued 1,051,600 common shares for the exercise of warrants for $105,160.

-	On March 20, 2020, the Company issued 365,000 common shares for the exercise of warrants for $36,500.

-	On March 26, 2020, the Company issued 1,474,200 common shares for the exercise of warrants for $147,420.

-	On April 8, 2020, the Company issued 609,200 common shares for the exercise of warrants for $60,920.

-	On April 16, 2020, the Company issued 630,000 common shares for the exercise of warrants for $115,000.

-	On April 30, 2020, the Company issued 3,225,438 common shares for the acquisition of Dronelogics and an additional 200,000 common shares as finder’s fees.

-	On May 27, 2020, the Company issued 60,000 common shares for the exercise of warrants for $30,000.

-	On June 23, 2020, the Company issued 228,000 common shares for the exercise of warrants for $114,000.

-	On July 3, 2020, the company issued 961,538 common shares for cash proceeds of $500,000.

-	On July 16, 2020, the Company issued 555,409 common shares for debt settlement of $344,354 and recognized a loss of $38,879 in the statement of comprehensive loss.

-	On September 21, 2020, the Company issued 10,000 common shares for the exercise of warrants for $5,000.

-	On October 20, 2020, the Company issued 11,000 common shares for the exercise of warrants for $5,500.

-	On October 21, 2020, the Company issued 3,189,875 common shares for the exercise of warrants for $1,594,938.

-	On November 5, 2020, the Company issued 35,586 common shares for the vesting of Restricted Share Units.

-	On November 30, 2020 the Company issued 2,556,496 units for the Regulation A+ financing in the United States. Each unit is comprised of one common share and one share purchase warrant. These warrants have an exercise price of $0.71 USD per warrant, each convert to one common share, and have a life of two years, expiring on November 30, 2022.

-	On December 4, 2020, the Company issued 10,202 common shares for the vesting of Restricted Share Units.

-	On December 8, 2020, the Company issued 13,234 common shares for the vesting of Restricted Share Units.

-	On December 15, 2020, the Company issued 940,970 common shares for the vesting of Restricted Share Units.

-	On December 23, 2020, the Company issued 75,000 common shares for the exercise of warrants for $37,500.

For the year ended December 31, 2019,

-	Prior to the closing of the Amalgamation (Note 3), Draganfly Innovations issued 719,927 (pre-consolidation) common shares to a company controlled by a director of the Company for settlement of $799,341 in accounts payable and application of $153,566 in subscription receivable (Note 4).

-	Prior to the closing of the Amalgamation (Note 3), Draganfly Innovations issued 1,114,827 (pre-consolidation) common shares with a value of $1,000,000 as transaction fees for the Amalgamation to related parties.

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

-	On August 15, 2019, the Amalgamation (Note 3) was completed and the Company acquired, on a 1.794 for 1 basis, all issued and outstanding shares of Draganfly Innovations in exchange for 42,638,356 common shares of the Company.

-	On August 15, 2019, the Company issued 45,325 common shares for settlement of $22,662 in trades payables at a value of $0.50 per share.

-	On August 15, 2019, the Company issued 2,118,492 common shares for settlement of $740,000 in convertible debentures and interest. As a result of the settlement, the Company recognized loss on settlement of debt of $319,246 in the statement of loss and comprehensive loss.

-	On August 23, 2019, the Company issued 316,940 common shares for exercise of share purchase warrants of the Company for proceeds of $8,833. As a result of the exercise, $212,908 from reserve was reclassification to share capital.

-	On October 25, 2019, the Company issued 14,051,499 units per the private placement (Note 3). Each unit consists of one common share and one warrant. These warrants have an exercise price of $0.50 per warrant, each convert to one common share, and have a life of one year, expiring on October 25, 2020.

Amalgamation

Prior to the Amalgamation (business combination), access to capital was limited as a private company. Through the amalgamation agreement, management would have the resources needed to raise significant capital and further have broader access to investors by being listed on a public exchange.

On January 31, 2019, the Company and Draganfly Innovations entered into the BCA providing for a three-cornered amalgamation among the Company, Draganfly Innovations, and Merger Co. As of August 15, 2019, the Amalgamation closed and the Company acquired, on a one for 1.794 basis, all of the issued and outstanding common shares of the Draganfly Innovations (the “Draganfly Innovations Shares”) in exchange for 42,638,356 common shares of the Company.

This resulted in a reverse take-over, of the Company, by the shareholders of Draganfly Innovations. At the time of the Amalgamation, the Company did not constitute a business as defined under IFRS 3; therefore, the Amalgamation is accounted under IFRS 2, where the difference between the consideration given to acquire the Company and the net asset value of the Company is recorded as a listing expense to net loss. As Draganfly Innovations is deemed to be the accounting acquirer for accounting purposes, these financial statements present the historical financial information of Draganfly Innovations up to the date of the Amalgamation.

Number of shares of Draganfly Inc.	10,500,001
Fair value of common shares in concurrent financing	$0.50
Fair value of shares of Draganfly Inc.	$5,250,001
Fair value of warrants	1,645,193
Fair value of shares issued for transaction fees	1,000,000
Net assets acquired	$(90,335)
Listing expense	$7,804,859

Fair value of the Company acquired, net of liabilities
Cash	$28,538
Accounts receivable	4,991
Loans receivable	963,269
Accounts payable and accrued liabilities	(406,463)
Subscription receipts	(500,000)
$90,335

The fair value of 10,500,001 issued common shares of the Company was estimated to be $0.50 per share using the price of a subscription receipts financing that was completed concurrently.

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

Prior to the closing of the Amalgamation, Draganfly Innovations issued 2,000,000 common shares with a value of $1,000,000 as transaction fees for the Amalgamation to related parties.

The Company assumed 4,000,000 share purchase warrants exercisable at a price of $0.10 per share expiring on February 4, 2021. The fair value of share-purchase warrants was $1,645,193, estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	0.86%
Estimate life	1.48 years
Expected volatility	100%
Expected dividend yield	0%

As at August 15, 2019, the Company received $7,025,750 in proceeds to issue subscription receipts (the “Subscription Receipts”) at a price of $0.50 per Subscription Receipt. Each Subscription Receipt was automatically converted, without payment of additional consideration and without any further action on the part of the holder, into one unit of the Company (a “Unit”) on completion of the Amalgamation and the Company becoming reporting issuer in the Province of Saskatchewan and obtaining conditional approval of a listing of the common shares on the CSE (the “Transaction”). Each Unit consists of one common share and one warrant. Each warrant will entitle the holder to purchase one common share at a price of $0.50 for a period of 12 months following the issuance of warrants. The proceeds of the private placement were released to the Company on November 5, 2019.

Acquisition

On April 30, 2020, the Company closed the share purchase agreement with the shareholders of Dronelogics Systems Inc. (“Dronelogics”), whereby the Company acquired all of the issued and outstanding shares in the capital of Dronelogics, excluding the cinematography division, for a consideration of $2,000,000, plus the amount, if any, by which the estimated closing date working capital exceeds the target closing working capital (the “Transaction”). The consideration was paid $500,000 in cash, subject to working capital adjustment and 3,225,438 common shares in the capital of the Company at a deemed price of $0.50 per share. In addition, the Company welcomed Mr. Hannewyk as a member of the Board.

In connection with the Transaction, the Company paid fees of $160,000 to certain advisors; consisting of $100,000 by way of 200,000 in shares at a deemed price of $0.50 per share and as to $60,000 in cash or shares at a deemed price of $0.50 per share. At closing, the Company (i) granted 445,000 incentive stock options to certain employees of Dronelogics pursuant to the Company’s share compensation plan, exercisable at a price equal to closing price of the shares on the CSE on January 31, 2020. The options shall have a term of 10 years and vest in three equal tranches, on the first, second and third anniversaries of the date of grant, and (ii) awarded 375,000 RSUs to certain directors and officers of Dronelogics. RSUs were awarded to certain directors and officers of Dronelogics pursuant to the Company’s share compensation plan. The RSUs shall vest in three equal tranches, on the first, second and third anniversaries of the date of award.

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

The purchase price allocation (“PPA”) is as follows:

Number of shares of Draganfly Inc.	3,225,438
Fair value of common shares	$0.83
Fair value of shares of Draganfly Inc.	$2,677,114
Present value of the fair value of shares of Draganfly Inc.	2,178,960
Cash portion of purchase price	500,000
Total	$2,678,960

Tangible assets acquired
Cash	$42,593
Accounts receivable	98,852
Inventory	629,684
Prepaids and deposits	93,997
Other current assets	3,014
Capital assets	54,946
Right-of-use assets	83,428
Accounts payable and accrued liabilities	(222,766)
Customer deposits	(245,959)
Loans	(245,752)
Other current liabilities	(8,437)
Lease liabilities	(87,203)
196,397

Identifiable intangible assets
Customer relationships	197,000
Website	119,000
316,000

Goodwill	2,166,563
Total consideration	$2,678,960

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

Net and Comprehensive Loss

For the year ended December 31,	2020	2019
(Loss) income from operations	$(8,494,882)	$(3,338,163)
Change in fair value of derivative liability	(748,634)	-
Finance and other costs	(23,117)	(171,905)
Foreign exchange loss	(87,104)	5,803
Gain on disposal of assets	-	28,651
Gain on forgiveness of trades payable	127,711	-
Net gains and losses on settlement of debt	(38,879)	198,976
Income from government assistance	21,090	-
Listing expense	-	(7,804,859)
Loss on write-off loan receivable	-	(13,560)
Other income	1,197,465	-
Scientific research and development tax credit	30,537	-
Net loss	(8,015,813)	(11,095,057)
Cumulative translation differences	104	-
Comprehensive loss	$(8,015,709)	$(11,095,057)

For the year ended December 31, 2020, the Company recorded a comprehensive loss of $8,015,709 compared to a comprehensive loss of $11,095,057 in 2019. The decreased loss was largely the result of the lack of listing expense resulting from the amalgamation and the funds received from the disposal of an investment that had been previously written off partially offset by an increase in loss from operations and the loss from the change in fair value of liability for the USD warrants. The Company received Scientific Research and Experimental Development tax credit in 2020.

Selected Quarterly Information

The following selected quarterly financial data has been extracted from the financial statements, prepared in accordance with International Financial Reporting Standards.

In Q4 2020, the Company recorded revenues of $1,486,009, an increase of $994,489 or 202.3% as compared to the equivalent quarter in 2019. Most of the increase can be attributed to higher product sales and services relating to the acquisition of Dronelogicis, which also reduced the gross margin to 22.2% vs 91.4% in Q4 2019. Operating expenses increased in Q4 2020 ($3,359,508 compared to $2,947,523 for the same period last year). Operating costs for the previous other three quarters were much higher than the three quarters in 2019. The increase in operating costs were primarily due to increased marketing and investor relations expenses.

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

	2020 Q4	2020 Q3	2020 Q2	2020 Q1
Revenue	$1,486,009	$1,453,905	$926,540	$497,057
Cost of goods sold	$(1,155,491)	$(893,441)	$(495,193)	$(59,786)
Gross profit	$330,518	$560,464	$431,347	$437,271
Gross margin – percentage	22.2%	38.5%	46.6%	88.0%
Operating expenses	$(3,359,508)	$(2,852,003)	$(2,387,738)	$(1,655,233)
Operating loss	$(3,028,990)	$(2,291,539)	$(1,956,391)	$(1,217,962)
Operating loss per share – basic	$(0.04)	$(0.03)	$(0.03)	$(0.02)
Operating loss per share – diluted	$(0.04)	$(0.03)	$(0.03)	$(0.02)
Other income (expense)	$(713,885)	$91,228	$987,872	$113,854
Other comprehensive income (loss)	1,235	(1,232)	(13,713)	13,814
Comprehensive loss	$(3,741,640)	$(2,201,543)	$(982,232)	$(1,090,294)
Comprehensive loss per share – basic	$(0.05)	$(0.03)	$(0.01)	$(0.02)
Comprehensive loss per share – diluted	$(0.05)	$(0.03)	$(0.01)	$(0.02)

	2019 Q4	2019 Q3	2019 Q2	2019 Q1
Revenue	$491,520	$450,943	$289,735	$148,229
Cost of goods sold	$(42,401)	$(71,043)	$(49,147)	$(56,209)
Gross profit	$449,119	$379,900	$240,588	$92,020
Gross margin – percentage	91.4%	84.2%	83.0%	62.1%
Operating expenses	$(2,983,115)	$(683,777)	$(484,155)	$(348,743)
Operating loss	$(2,533,996)	$(303,877)	$(243,567)	$(256,723)
Operating loss per share – basic	$(0.04)	$(0.01)	$(0.01)	$(0.01)
Operating loss per share – diluted	$(0.04)	$(0.01)	$(0.01)	$(0.01)
Other income (expense)	$506,080	$(8,133,663)	$(46,220)	$(83,091)
Comprehensive loss	$(2,027,916)	$(8,437,540)	$(289,787)	$(339,814)
Comprehensive loss per share – basic	$(0.03)	$(0.22)	$(0.01)	$(0.02)
Comprehensive loss per share – diluted	$(0.03)	$(0.22)	$(0.01)	$(0.02)

Liquidity and Capital Resources

The Company’s liquidity risk is on its loans, accounts payable and accrued liabilities, as it may encounter difficulty discharging its obligations. The Company attempts to mitigate this risk by managing its debt holders as well as ensuring there is capital coming into the Company for its operations. As at December 31, 2020, the Company has a working capital of $1,214,371 (December 31, 2019 had working capital of $2,037,906).

The Company considers the items included in capital to include cash, debt, and equity. The Company manages its capital structure and makes adjustments to it in light of changes in economic and business conditions, financing environment and the risk characteristics of the underlying assets. A $500,000 cash payment was paid from the Company’s available funds to close the Dronelogics share purchase agreement. A $250,000 cash payment will be due in September 2021 as part of an asset purchase agreement of VI, as noted in Subsequent Events. Aside from this transaction and the regular business operations of managing its liabilities, the Company does not have any contracted or committed capital expenditures as of the date of these financial statements. The Company utilizes its credit card facilities from time to time to make various purchases for their operations. The Company will need to raise additional capital during the next twelve months and beyond to support current operations and planned development. Management intends to finance operating costs over the next twelve months with cash on hand and with the issuance of securities such as the private placement of common shares and convertible debentures. Further, in order to maintain or adjust its capital structure, the Company may issue new shares, new debt, or scale back the size and nature of its operations. The Company is not subject to externally imposed capital requirements. As at December 31, 2020, shareholders’ equity was $3,848,205 and at December 31, 2019, shareholder’s equity was $2,191,353.

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

In September 2020, the Company filed with the SEC a Regulation A+ offering where it can offer up to 35 million units priced at US$0.47 for gross proceeds of US$16.45 million (the “Regulation A+ Offering”).  Each unit includes a warrant that is priced at US$0.71. On November 30, 2020, the Company completed an initial closing of its Regulation A+ Offering for gross proceeds in the amount of $1,559,462.56. The Company issued 2,556,496 units at price of US$0.47 per unit.

From December 31, 2019 to December 31, 2020, the following shows the actual use of proceeds:

Use of Proceeds	Approximate actual use up to December 31, 2020
General Corporate and Working Capital	$1,800,000

Subsequent to the Company's December 31, 2020 financial year end, on February 5, 2021, the Company closed a second tranche of its Regulation A+ Offering for gross proceeds in the amount of $4,003,195 (US$3,135,838). On March 9, 2021, the Company announced that it completed the final closing of its Regulation A+ offering of units sold pursuant to the Company’s Regulation A+ offering circular (the “Offering Document”) filed with the U.S. Securities and Exchange Commission. The Company issued 25,771,465 units at the offering price set out in the Offering Document for gross proceeds in the amount of $15,504,135 (US$12,112,606) in the final closing. Each unit is comprised of one common share of the Company and one common share purchase warrant, with each warrant entitling the holder to acquire one common share at a price of US$0.71 per common share for period of two years from the date of issuance. The common shares and warrants issued in connection with the offering are subject to a nine month hold period. In total, the Company issued 35,000,000 units under its Offering Document for aggregate gross proceeds of US$16,450,000.

We expect, from time to time, to evaluate the acquisition of businesses, intellectual property, products and technologies for which a portion of the net proceeds may be used.

Our plan of operations for the next year includes the following: (i) hiring engineers to perform more engineering service work, to complete contracts on a timelier basis, and to perform R&D for the Company’s next generation of products; (ii) hiring sales/marketing employees for our product lines and engineering services work; (iii) hiring sales/marketing employees for further expansion into services (e.g. drone as a service); (iv) diversifying and expanding business lines organically and by potential acquisitions; (v) updating machinery used for manufacturing and production; (vi) continuing to patent innovative ideas for new products; and (vii) developing and increasing current product offering to various niche industries that are not currently being served.

This expected use of the net proceeds from the Regulation A+ Offering represents our intentions based upon our current financial condition, results of operations, and conditions. As of the date of this MD&A, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Regulation A+ Offering. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors.

Subsequent Events

The following reportable events occurred subsequent to the year ended December 31, 2020:

-	On January 13, 2021, the Corporation announced it had begun the process of preparing to list its common shares on The Nasdaq Capital Market (the “Nasdaq”). Such listing is subject to the approval of the Nasdaq and the satisfaction of all applicable listing criteria and requirements. No assurance can be given that such application will be approved or that such listing will be completed.

-	On February 5, 2021, the Company closed a second tranche of its Regulation A+ Offering for gross proceeds in the amount of $4,003,195 (US$3,135,838).

-	On March 9, 2021, the Company announced that it completed the final closing of its Regulation A+ Offering of units sold pursuant to the Company’s Regulation A+ offering circular (the “Offering Document”) filed with the U.S. Securities and Exchange Commission. The Company issued 25,771,465 units at the offering price set out in the Offering Document for gross proceeds in the amount of $15,504,135 (US$12,112,606) in the final closing. Each unit is comprised of one common share of the Company and one common share purchase warrant, with each warrant entitling the holder to acquire one common share at a price of US$0.71 per common share for period of two years from the date of issuance. The common shares and warrants issued in connection with the offering are subject to a nine month hold period. In total, the Company issued 35,000,000 units under its Offering Document for aggregate gross proceeds of US$16,450,000.

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

-	On March 9, 2021, the Company announced that it entered into an asset purchase agreement with Vital Intelligence Inc. (“Vital”) to purchase all the assets of Vital in consideration for: (a) a cash payment of $500,000 with $50,000 paid upon execution of the asset purchase agreement, $200,000 to be paid at closing and $250,000 to be paid on the six-month anniversary date of closing; and (b) 6,000,000 units of the Company with each unit being comprised of one common share of the Company and one common share purchase warrant. Each warrant will entitle the holder to acquire one common share for a period of 24 months following closing at an exercise price of $2.67 per common share and the Company will be able to accelerate the expiry date of the warrants after one year in the event the underlying common shares have a value of at least 30% greater than the exercise price of the warrants. The units will be held in escrow following closing with 1,500,000 units being released at closing and the remainder to be released upon the Company reaching certain revenue milestones received from the purchased assets. The acquisition closed on March 25, 2021.

-	A total of 8,907,619 warrants and options have been exercised for proceeds of $4,462,935.

-	A total of 624,998 shares have been issued for the vesting of RSUs.

-	A total of 75,000 shares have been issued to a third party for services provided.

-	A total of 740,000 RSUs have been granted.

Off-Balance Sheet Arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

Contractual Obligations

As of December 31, 2020, and as of the date of this MD&A, and in the normal course of business, the following is a summary of the Company’s material obligations to make future payments, representing contracts, and other commitments that are known and committed.

On December 1, 2019, the Company entered into a lease agreement with a related party. The lease agreement is for a period of two years from December 1, 2019 to December 1, 2021 with the option to make six one-year extensions. Management believes that the Company will be at the current location for four years. The lease agreement is for $43,000 per annum or $3,583.33 on a monthly basis. Per IFRS 16, a right of use asset and a lease liability were established.

The Company’s right-of-use asset relates to the lease of office space.

On December 1, 2019, the Company entered into an amendment for the lease agreement, where the lease was amended with a change in annual payments. As there was no change to the underlying asset, the modification was not accounted for as a separate lease.

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

Right of Use Asset

Total
Cost
Balance at January 1, 2019, on adoption of IFRS 16	$131,634
Lease modification	27,905
Balance at December 31, 2019	$159,539
Leases acquired in the Acquisition	83,428
Balance at December 31, 2020	$242,967

Accumulated depreciation
Balance at January 1, 2019, on adoption of IFRS 16	$-
Charge for the period	29,545
Balance at December 31, 2019	$29,545
Charge for the period	69,003
Balance at December 31, 2020	$98,548

Net book value:
December 31, 2019	$129,994
December 31, 2020	$144,419

Lease Liability

Total
Balance at January 1, 2019, on adoption of IFRS 16	$131,634
Interest expense	14,534
Lease payments	(38,000)
Lease modification	27,905
Balance at December 31, 2019	$136,073
Leases acquired in the Acquisition	87,203
Interest expense	18,290
Lease payments	(83,442)
Balance at December 31, 2020	158,124

Which consists of:
Current lease liability	$93,239
Non-current lease liability	64,885
Balance at December 31, 2020	$158,124

Related Party Transactions

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers.

Trade payables and accrued liabilities:

On Aug 1, 2019, the Company entered in a business services agreement (the “Agreement”) with Business Instincts Group (“BIG”), a company controlled by Cameron Chell, CEO and director, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management. The services are provided by a team of up to six consultants and the costs of all charges are based on the fees set in the Agreement and are settled on a monthly basis. The Company records these charges under Office and Miscellaneous. For the year ended December 31, 2020, the company incurred fees of $177,000 compared to $80,000 in 2019. As at December 31, 2020, the Company was indebted to this company in the amount of $nil (December 31, 2019 - $nil).

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

On October 1, 2019, the Company entered into an independent consultant agreement (“Consultant Agreement”) with 1502372 Alberta Ltd, a company controlled by Cameron Chell, CEO and director, to provide executive consulting services to the Company. The costs of all charges are based on the fees set in the Consultant Agreement and are settled on a monthly basis. The Company records these charges under Office and Miscellaneous. For the year ended December 31, 2020, the Company incurred fees of $525,164 compared to $9,000 in 2019. The year over year increase can largely be attributed to a transaction bonus relating to the sale of an asset for the benefit of the Company, a performance bonus, and an increase in annual compensation that is more commensurate with the role of CEO. As at December 31, 2020, the Company was indebted to this company in the amount of $321,741 (December 31, 2019 - $9,450).

On July 3, 2020, the Company entered into an executive consultant agreement (“Executive Agreement”) with Scott Larson, a director of the Company, to provide executive consulting services, as President, to the Company. The costs of all charges are based on the fees set in the Executive Agreement and are settled on a monthly basis. The Company records these charges under Office and Miscellaneous. For the year ended December 31, 2020, the Company incurred fees of $227,524. As at December 31, 2020, the Company was indebted to this company in the amount of $153,887.

During the year ended December 31, 2020 the Company had $nil (2019 - $9,681) payable to related parties outstanding that were included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Key management compensation

Key management includes the Company’s directors and members of the executive management team. Compensation awarded to key management for the year ended December 31, 2020 and 2019 included:

	December 31, 2020	December 31, 2019
Management fees paid to a company controlled by CEO and director	$737,164	$186,000
Management fees paid to a company controlled by president and director	227,524	-
Management fees paid to a company controlled by a former director	165,000	195,000
Salaries	655,799	179,429
Salaries paid to the former owner of the Company	86,097	149,060
Share-based compensation	1,614,158	480,158
Total	$3,485,742	$1,189,647

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

Share Capital

Shares outstanding and dilutive instruments as at the date hereof are as follows:

Stock Options

The following is the summary of the Company’s stock option activity:

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2018	-	$-
Granted	3,725,000	0.50
Outstanding, December 31, 2019	3,725,000	-
Forfeited	(216,668)	0.50
Granted	2,460,000	0.63
Outstanding, December 31, 2020	5,968,332	$0.55

During the year ended December 31, 2020,

-	The Company granted 445,000 options to employees. Each option is exercisable at $0.50 per share for a period of 10 years from the grant date.

-	The Company issued 600,000 options to consultants. Each option is exercisable at $0.77 per share for a period of 10 years from the grant date.

-	The Company granted 500,000 options to employees. Each option is exercisable at $0.64 per share for a period of 10 years from the grant date.

-	The Company granted 500,000 options to employees. Each option is exercisable at $0.64 per share for a period of 5 years from the grant date.

-	The Company granted 165,000 options to employees. Each option is exercisable at $0.50 per share for a period of 10 years from the grant date.

-	The Company granted 250,000 options to a consultant. Each option is exercisable at $0.43 per share for a period of 10 years from the grant date.

During the year ended December 31, 2019,

-	The Company granted 2,925,000 options to employees. Each option is exercisable at $0.50 per share for a period of 10 years from the grant date.

-	The Company issued 800,000 options to consultants. Each option is exercisable at $0.50 per share for a period of 10 years from the grant date.

As at December 31, 2020, the Company had the following options outstanding and exercisable:

Grant Date	Expiry Date	Exercise Price	Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Exercisable
October 30, 2019	October 30, 2029	$0.50	8.84	2,858,332	1,974,993
November 19, 2019	November 19, 2029	$0.50	8.89	650,000	566,666
April 30, 2020	April 30, 2030	$0.50	9.33	445,000	124,999
April 30, 2020	April 30, 2030	$0.77	9.33	600,000	200,000
July 3, 2020	July 3, 2025	$0.64	4.51	1,000,000	166,666
November 24, 2020	November 24, 2030	$0.50	9.90	165,000	55,000
December 11, 2020	December 11, 2030	$0.43	9.95	250,000	62,500
				5,968,332	3,150,824

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

Restricted Share Units (RSUs)

The following is a summary of the Company’s RSU activity:

Number of RSUs
Outstanding, December 31, 2018	-
Granted	3,175,000
Outstanding, December 31, 2019	3,175,000
Exercised	(999,992)
Forfeited	(341,667)
Granted	1,240,000
Outstanding, December 31, 2020	3,073,341

During the year ended December 31 2020, the Company issued 1,240,000 RSUs to employees.

During the year ended December 31, 2019,

-	The Company issued 2,925,000 RSUs to employees

-	The Company issued 250,000 RSUs to consultants

As at December 31, 2020 the Company had the following RSUs outstanding:

Grant Date	Number of RSUs Outstanding
October 30, 2019	1,666,674
November 19, 2019	1,66,667
April 30, 2020	375,000
November 24, 2020	865,000
3,073,341

Warrants

During the year ended December 31, 2020, the Company issued warrants (“USD Warrants”) with a USD exercise price. Being in a foreign currency that is not the Company’s functional currency, these USD Warrants are required to be recorded as a financial liability and not as equity. As a financial liability, these USD Warrants are revalued on a quarterly basis to fair market value with the change in fair value being recorded through the Consolidated Statement of Comprehensive Loss. The initial fair value of these USD Warrants was parsed out from equity and recorded as a financial liability.

To reach a fair value of the USD Warrants, a Black Scholes calculation is used, calculated in USD as the Company also trades on the OTCQB. The Black Scholes value per USD Warrant is then multiplied by the number of outstanding warrants and then multiplied by the foreign exchange rate at the end of the period from the Bank of Canada.

Warrant Derivative Liability

December 31, 2020
Balance, Beginning	$-
Change in fair value of warrants outstanding	748,634
Balance, Ending	$748,634

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

The derivative financial liability consists of the fair value of the non-compensatory share purchase warrants that have exercise prices that differ from the functional currency of the Company and are within the scope of IAS 32 “Financial Instruments: Presentation”. Details of these warrants and their fair values are as follows:

Issue Date	Exercise Price	Number of Warrants Outstanding at December 31, 2020	Fair Value at December 31, 2020	Number of Warrants Outstanding at December 31, 2019	Fair Value at December 31, 2019
November 30, 2020	US$ 0.71	2,556,496	$748,634	-	$-
		2,556,496	$748,634	-	$-

During the year ended December 31, 2020, the Company extended the life of the November 5, 2019 warrants from expiring on November 5, 2020 to expiring on November 5, 2021. To do this, it was required that 25% of the remaining November 5, 2019 warrants needed to be exercised by October 21, 2020 and was completed.

The following is the summary of the Company’s warrant activity:

	Number of Warrants	Exercise Price
Outstanding, December 31, 2018	770,030	$0.27
Warrants of the Company at time of Amalgamation	4,000,000	0.10
Expired	(453,090)	0.03
Exercised	(316,940)	0.03
Granted	14,051,499	0.50
Outstanding, December 31, 2019	18,051,499	$0.41
Exercised	(7,923,874)	0.30
Forfeited	(600,000)	0.50
Granted	2,556,496	0.71
Outstanding, December 31, 2020	12,084,121	0.59

As at December 31, 2020, the Company had the following warrants outstanding:

Issue Date	Expiry Date	Exercise Price		Number of Warrants Outstanding
November 5, 2019	November 5, 2021	CDN$	0.50	9,527,625
November 30, 2020	November 30, 2022	US$	0.71	2,556,496
				12,084,121

The weighted average remaining contractual life of the warrants outstanding as of December 31, 2020 was 1.07 years (December 31, 2019 - 0.90 years).

Critical Accounting Policies and Estimates

Measurement Uncertainty (Use of Estimates)

The preparation of the financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the financial statements are:

a.	SR&ED tax credits

The determination of the amount of the SR&ED tax credit receivable requires management to make calculations based on its interpretation of eligible expenditures in accordance with the terms of the programs. The reimbursement claims submitted by the Company are subject to review by the relevant government agencies. Although the Company has used its best judgment and understanding of the related program agreements in determining the receivable amount, it is possible that the amounts could increase or decrease by a material amount in the near-term dependent on the review and audit by the government agency.

b.	Allowance for uncollectible trade and other receivables

The Company makes use of estimates when making allowances for uncollectible trade and other receivables. The Company evaluates each receivable at year end using factors such as age of receivable, payment history, and credit risk to estimate when determining if an allowance is required, and the amount of the allowance.

c.	Share-based payment transactions

The Company measures the cost of share-based payment transactions with employees by reference to the fair value of the equity instruments. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected lives and forfeiture rates of the share options and volatility of the market value of the underlying shares.

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Share-based payments

The cost of share-based payment transactions with directors, officers and employees are measured by reference to the fair value of the equity instruments. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, risk-free interest rate, expected forfeiture rate and dividend yield of the stock option.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these income tax provisions at the end of each reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

Inventories

Inventory is valued at the lower of cost and net realizable value. Net realizable value is determined with reference to the estimated selling price. The Company estimates selling price based upon assumptions about future demand and current and anticipated retail market conditions.

Contingencies

The assessment of contingencies involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company and that may result in regulatory or government actions that may negatively impact the Company’s business or operations, the Company and its legal counsel evaluate the perceived merits of the legal proceeding or unasserted claim or action as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or when assessing the impact on the carrying value of the Company’s assets. Contingent assets are not recognized in the annual financial statements.

Useful lives of equipment and intangible assets

Estimates of the useful lives of equipment and intangible assets are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the equipment would increase the recorded expenses and decrease the non-current assets.

Other Significant judgments

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s consolidated financial statements include:

−         The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant     uncertainty;

−         the classification of financial instruments;

−         the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of amounts receivable;

−         the determination of whether a set of assets acquired and liabilities assumed constitute a business; and

−         the determination of the functional currency of the company.

Foreign currency translation

The Company’s functional currency is the Canadian dollar and transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at reporting period rate of exchange. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses denominated in a foreign currency are translated at the monthly average exchange rate. Gains and losses resulting from the translation adjustments are included in income.

Draganfly Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2020

The functional currencies for the parent company and each subsidiary are as follows:

Draganfly Inc.	Canadian Dollar
Draganfly Innovations Inc.	Canadian Dollar
Draganfly Innovations USA, Inc.	U.S. Dollar
Dronelogics Systems Inc.	Canadian Dollar

Financial statements of subsidiaries for which the functional currency is not the Canadian dollar are translated into Canadian dollars as follows: all asset and liability accounts are translated at the year-end exchange rate and all earnings and expense accounts and cash flow statement items are translated at average exchange rates for the year. The resulting translation gains and losses are recorded as exchange differences on translating foreign operations in accumulated other comprehensive income (“AOCI”).

Transactions and balances:

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Share-based payments

The Company operates a stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using a Black–Scholes Option Pricing Model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. Amounts recorded for forfeited or expired unexercised options are transferred to deficit in the year of forfeiture or expiry. Amounts recorded for forfeited unvested options are reversed in the period the forfeiture occurs.

Share-based payment expense relating to cash-settled awards, including restricted share units is accrued over the vesting period of the units based on the quoted market value of Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

Restricted Share Units

The restricted share units (“RSUs”) entitle employees, directors, or officers to cash payments payable upon vesting based on vesting terms determined by the Company’s Board of Directors at the time of the grant. A liability for outstanding RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value at each reporting date until settlement. The liability is recognized on a graded vesting basis over the vesting period, with a corresponding charge to profit or loss.

Draganfly Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Financial instruments

All financial assets are initially recorded at fair value and classified into one of four categories: fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) and at amortized costs. All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Financial instruments comprise cash and accounts payable and accrued liabilities.

a)	Financial assets

Classification and measurement

The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

The classification of debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the business model is not to hold the debt instrument, it is classified as FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument by-instrument basis) to designate them as at FVTOCI.

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the income statement. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the income statement in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date.

Draganfly Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Derecognition of financial assets

Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized in the income statement. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income.

b)	Financial liabilities

The Company classifies its financial liabilities into one of two categories as follows:

Fair value through profit or loss (FVTPL) - This category comprises derivatives and financial liabilities incurred principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities - This category consists of liabilities carried at amortized cost using the effective interest method. Accounts payable and accrued liabilities, and convertible debentures, are included in this category. The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

Derecognition of financial liabilities

Financial liabilities are derecognized when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and/or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. Gains and losses on derecognition are generally recognized in profit or loss.

Impairment of assets

The carrying amount of the Company’s non-financial assets (which include equipment and intangible assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Draganfly Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and li abilities and their carrying amounts for financial reporting. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Inventory

Inventory consists of raw materials for manufacturing of multi-rotor helicopters, industrial areal video systems, civilian small unmanned aerial systems or vehicles, and wireless video systems. Inventory is initially valued at cost and subsequently at the lower of cost and net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the weighted average cost basis. The Company reviews inventory for obsolete and slow-moving goods and any such inventory is written-down to net realizable value.

Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of goods and consulting services in the ordinary course of the Company’s business. Revenue is shown net of return allowances and discounts.

Sales of goods

The Company manufactures and sells a range of multi-rotor helicopters, industrial aerial video systems, and civilian small unmanned aerial systems or vehicles. Sales are recognized when control of the products has transferred, being when the products are delivered to the customer and there is no unfulfilled obligation that could affect the customer’s acceptance of the products. Delivery occurs when the products have been shipped to the specific location or picked up by the customer, the risks of obsolescence and loss have been transferred to the customer.

Revenue from these sales is recognized based on the price specified in the contract, net of the estimated discounts and returns. Accumulated experience is used to estimate and provide for the discounts and returns, using the expected value method, and revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. To date, returns have not been significant. No element of financing is deemed present as the sales are made with a credit term of 30 days, which is consistent with market practice.

Draganfly Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020

Some contracts include multiple deliverables, such as the manufacturing of hardware and support. Support is performed by another party and does not include an integration service. It is therefore accounted for as a separate performance obligation. In this case, the transaction price will be allocated to each performance obligation based on the stand-alone selling prices. Where these are not directly observable, they are estimated based on expect cost plus margin.

A receivable is recognized when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

Consulting services

The Company provides consulting, custom engineering and investigating and solving on a project by project basis under fixed-price and variable price contracts. Revenue from providing services is recognized in the accounting period in which the services are rendered. For fixed-price contracts, revenue is recognized based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided. This is determined based on the actual labour hours spend relative to the total expected labour hours. If contracts include the manufacturing of hardware, revenue for the hardware is recognized at a point in time when the hardware is delivered, the legal title has passed and the customer has accepted the hardware.

Estimates of revenues, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in profit or loss in the period in which the circumstances that give rise to the revision become known by management.

In case of fixed-price contracts, the customer pays the fixed amount based on a payment schedule. If the services rendered by the Company exceed the payment, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized. If the contract includes an hourly fee, revenue is recognized in the amount to which the Company has a right to invoice. Customers are invoiced on a monthly basis and consideration is payable when invoiced.

Cost of Goods Sold

Cost of sales includes the expenses incurred to acquire and produce inventory for sale, including product costs, freight costs, as well as provisions for reserves related to product shrinkage, excess or obsolete inventory, or lower of cost and net realizable value adjustments as required.

Intangible Assets

An intangible asset is an identifiable asset without physical substance. An asset is identifiable if it is separable, or arises from contractual or legal rights, regardless of whether those rights are transferrable or separable from the Company or from other rights and obligations. Intangible assets includes intellectual property, which consists of patent and trademark applications.

Intangible assets acquired externally are measured at cost less accumulated amortization and impairment losses. The cost of a group of intangible assets acquired is allocated to the individual intangible assets based on their relative fair values. The cost of intangible assets acquired externally comprises its purchase price and any directly attributable cost of preparing the asset for its intended use. Research and development costs incurred subsequent to the acquisition of externally acquired intangible assets and on internally generated intangible assets are accounted for as research and development costs.

Intangible assets with finite useful lives are amortized declining balance at 20% rate over their estimated useful lives from the date they are available for use. The amortization period of the Company’s intellectual property is 5 years.

Goodwill represents the excess of the value of the consideration transferred over the fair value of the net identifiable assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates.

Draganfly Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of comprehensive loss.

Depreciation is generally calculated on a declining balance method to write off the cost of the assets to their residual values over their estimated useful lives. Depreciation for leasehold improvements is fully expensed over the expected term of the lease. The depreciation rates applicable to each category of equipment are as follows:

Class of equipment	Depreciation rate
Computer equipment	30%
Furniture and equipment	20%
Leasehold improvements	Over expected life of lease
Software	30%
Vehicles	30%

Research and development expenditures

Expenditures on research are expensed as incurred. Research activities include formulation, design, evaluation and final selection of possible alternatives, products, processes, systems or services. Development expenditures are expensed as incurred unless the Company can demonstrate all of the following: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale; (ii) its intention to complete the intangible asset and use or sell it; (iii) its ability to use or sell the intangible asset; (iv) how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset; (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Government Assistance

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the period that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, the cost of the asset is reduced by the amount of the grant and the grant is recognized as income in equal amounts over the expected useful life of the asset.

SR&ED Investment tax credits

The Company claims federal investment tax credits as a result of incurring scientific research and experimental development (“SR&ED”) expenditures. Federal investment tax credits are recognized when the related expenditures are incurred and there is reasonable assurance of their realization. Federal investment tax credits are accounted for as a reduction of research and development expense for items of a period expense nature or as a reduction of property and equipment for items of a capital nature. Management has made a number of estimates and assumptions in determining the expenditures eligible for the federal investment tax credit claim. It is possible that the allowed amount of the federal investment tax credit claim could be materially different from the recorded amount upon assessment by Canada Revenue Agency.

Draganfly Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020

The Company claims provincial investment tax credits as a result of incurring SR&ED expenditures. Provincial investment tax credits are recognized when the related expenditures are incurred and there is reasonable assurance of their realization. Management has made a number of estimates and assumptions in determining the expenditures eligible for the provincial investment tax credit claim. The provincial investment tax credits are refundable and have been recorded as SR&ED tax credit receivable, and as a reduction in research and development expenses on the statement of comprehensive loss. It is possible that the allowed amount of the provincial investment tax credit claim could be materially different from the recorded amount upon assessment by Canada Revenue Agency and the Tax and Revenue Administration.

Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date, the lease liability is recognized at the present value of the future lease payments and discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate. A corresponding right-of-use ("ROU”) asset will be recognized at the amount of the lease liability, adjusted for any lease incentives received and initial direct costs incurred. Over the term of the lease, financing expense is recognized on the lease liability using the effective interest rate method and charged to net income, lease payments are applied against the lease liability and depreciation on the ROU asset is recorded by class of underlying asset.

The lease term is the non-cancellable period of a lease and includes periods covered by an optional lease extension option if reasonably certain the Company will exercise the option to extend. Conversely, periods covered by an option to terminate are included if the Company does not expect to end the lease during that time frame. Leases with a term of less than twelve months or leases for underlying low value assets are recognized as an expense in net income on a straight-line basis over the lease term.

A lease modification will be accounted for as a separate lease if it materially changes the scope of the lease. For a modification that is not a separate lease, on the effective date of the lease modification, the Company will remeasure the lease liability and corresponding ROU asset using the interest rate implicit in the lease or the Company's incremental borrowing rate. Any variance between the remeasured ROU asset and lease liability will be recognized as a gain or loss in net income to reflect the change in scope.

Business Risks

In the normal course of business, the Company’s operations are influenced by a number of internal and external factors and are exposed to risks and uncertainties that can affect its business, financial condition and operating results. The activities of the Company are subject to ongoing operational risks including the performance of key suppliers, potential customer concentration, product performance, and government and other industry regulations and reliance on information systems, all of which may affect the ability of the Company to meet its obligations. While management believes its innovation and technology make it a leader in the industry, revenue and results may be affected if products are not accepted in the market place, are not approved by regulatory authorities, or if products are not brought to market in a timely manner.

The Company will be affected by a number of operational risks and the Company may not be adequately insured for certain risks, including: labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s technologies, personal injury or death, environmental damage, adverse impacts on the Company’s operation, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings and financial condition. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Draganfly Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020

Resale of Shares

There can be no assurance that the publicly-traded market price of the Company Shares will be high enough to create a positive return for the existing investors. Further, there can be no assurance that the Company Shares will be sufficiently liquid so as to permit investors to sell their position in the Company without adversely affecting the stock price. In such event, the probability of resale of the Company Shares would be diminished.

As well, the continued operation of the Company will be dependent upon its ability to procure additional financing in the short term and to generate operating revenues in the longer term. There can be no assurance that any such financing can be obtained or that revenues can be generated. If the Company is unable to obtain such additional financing or generate such revenues, investors may be unable to sell their Company Shares and any investment in the Company may be lost.

Ability to Manage Future Growth

Future growth, if any, may cause a significant strain on the Company’s management and its operational, financial, human and other resources. The Company’s ability to manage growth effectively will require it to implement and improve operational, financial, software development and management information systems and to expand, train, manage and motivate employees. These demands may require the addition of management and other personnel and the development of additional expertise. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in operational, financial, product development and management information systems could have a material adverse effect on the Company’s business, financial condition and results of operations. There can be no assurance that the Company will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Company's operations or that the Company will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth. The Company is exposed to a variety of financial risks by virtue of its activities, including currency risk, credit risk, and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Market for Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur. It may be anticipated that any quoted market for the Company Shares will be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings. The value of the Company Shares will be affected by such volatility.

Dilution and future sale of Common Shares

We may issue additional Common Shares in the future, which may dilute a Shareholder’s holding in the Company. Our articles will permit the issuance of an unlimited number of Common Shares, and Shareholders will have no pre-emptive rights in connection with such further issuances. The Directors of the Company have the discretion to determine if an issuance of Common Shares is warranted, the price at which such issuance is effected and the other terms of issue of Common Shares. Also, we may issue additional Common Shares upon the exercise of options to acquire Common Shares under the Option Plan, which will result in further dilution to the Shareholders. Potential future acquisitions may also divert Management’s attention and result in further dilution to the Shareholders.

History of Losses

The Company cannot assure that it can become profitable or avoid net losses in the future or that there will not be any earnings or revenue declines for any future quarterly or other periods. The Company expects that its operating expenses will increase as it grows its business, including expending substantial resources for research and development and marketing. As a result, any decrease or delay in generating revenues could result in material operating losses.

Draganfly Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020

Reliance on Management and Key Employees

The Company’s future success depends substantially on the continued services of its executive officers and its key development personnel. If one or more of its executive officers or key development personnel were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. In addition, if any of its executive officers or key employees joins a competitor or forms a competing company, the Company may lose know-how, key professionals and staff members as well as partners. These executive officers and key employees could develop drone technologies that could compete with and take customers and market share away from the Company.

Risks Associated with Acquisitions

As part of the Company’s overall business strategy, after the completion of the Listing, the Company may pursue select strategic acquisitions that would provide additional product or service offerings, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. Future acquisitions may expose it to potential risks, including risks associated with: (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; (c) the diversion of resources from the Company’s existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisitions; or (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

Competitive Markets

The Company faces competition and new competitors will continue to emerge throughout the world. Services offered by the Company’s competitors may take a larger share of consumer spending than anticipated, which could cause revenue generated from the Company’s products and services to fall below expectations. It is expected that competition in these markets will intensify.

If competitors of the Company develop and market more successful products or services, offer competitive products or services at lower price points, or if the Company does not produce consistently high-quality and well-received products and services, revenues, margins, and profitability of the Company will decline.

The Company’s ability to compete effectively will depend on, among other things, the Company’s pricing of services and equipment, quality of customer service, development of new and enhanced products and services in response to customer demands and changing technology, reach and quality of sales and distribution channels and capital resources. Competition could lead to a reduction in the rate at which the Company adds new customers, a decrease in the size of the Company’s market share and a decline in its customers. Examples include but are not limited to competition from other companies in the UAV industry.

In addition, the Company could face increased competition should there be an award of additional licences in jurisdictions in which the Company operates in.

Uncertainty and adverse changes in the economy

Adverse changes in the economy could negatively impact the Company’s business. Future economic distress may result in a decrease in demand for the Company’s products, which could have a material adverse impact on the Company’s operating results and financial condition. Uncertainty and adverse changes in the economy could also increase costs associated with developing and publishing products, increase the cost and decrease the availability of sources of financing, and increase the Company’s exposure to material losses from bad debts, any of which could have a material adverse impact on the financial condition and operating results of the Company.

Draganfly Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020

Uncertainty to develop and renew contracts

A significant portion of the Company’s business is based on the operation of remotely piloted aircraft systems (“RPAS”). The operation of RPAS’ poses a risk or hazard to airspace users as well as personnel on the ground. As the RPAS industry is rapidly developing, the regulatory environment for RPAS is constantly evolving to keep pace. As such, whenever a policy change with respect to operating regulations occurs, there is a risk that the Company could find itself to be in non-compliance with these new regulations and as a result lose the ability to develop and renew contracts relating to its business. While the Company endeavours to take all necessary action to reduce the risks associated with the operations of RPAS’ and to remain well-informed and up-to-date on any addendums and changes to the applicable regulations, there is no assurance that an incident involving an RPAS or the Company’s non-compliance would not create a significant current or future liability for the company.

The regulation of RPAS operations within the Canadian Domestic Airspace (CDA) is still evolving and is expected to continue to change with the proliferation of RPAS’, advancements in technology, and standardization within the industry. Changes to the regulatory regime may be disruptive and result in the Company needing to adopt significant changes in its operations and policies, which may be costly and time-consuming, and may materially adversely affect our ability to manufacture and make delivery of our Company’s products and services in a timely fashion.

Company business and research and development activities are subject to oversight by Transport Canada, the federal institution responsible for transportation policies and programs, including the rules in the Canadian Aviation Regulations (CARs). Currently, Transport Canada requires that any non-recreational operators of RPAS’ have a Special Flight Operations Certificate (SFOC). Our ability to develop, test, demonstrate, and sell products and services depends on the Company’s ability to acquire and maintain a valid SFOC.

In addition, there exists public concern regarding the privacy implications of Canadian commercial and law enforcement use of small UAV. This concern has included calls to develop explicit written policies and procedures establishing usage limitations. There is no assurance that the response from regulatory agencies, customers and privacy advocates to these concerns will not delay or restrict the adoption of small UAV by non-military customers.

Attract and retain engineering talent and other highly qualified personnel

The Company may experience a period of significant growth and require a high number of personnel that will place a strain upon its management systems and resources. Its future will depend in part on the ability of its officers and other key employees to implement and improve financial and management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage the workforce. The Company’s current and planned personnel, systems, procedures and controls may be inadequate to support its future operations. Further, management may not be able to retain its existing workforce in an expanding and competitive marketplace for talent.

Ability to successfully develop and commercially market new products

Continuing technological changes in the market for the Company’s products could make its products less competitive or obsolete, either generally or for particular applications. The Company’s future success will depend upon its ability to develop and introduce a variety of new capabilities and enhancements to its existing product and service offerings, as well as introduce a variety of new product offerings, to address the changing needs of the markets in which it offers products. Delays in introducing new products and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause existing and potential customers to purchase the Company’s competitors’ products. If the Company is unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, its products could lose market share, its revenue and profits could decline, and the Company could experience operating losses.

Draganfly Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020

Changing policies and spending priorities of governments and government agencies

The Company must comply with Canadian federal and provincial laws regulating the export of its products. In some cases, explicit authorization from the Canadian government is needed to export its products. The export regulations and the governing policies applicable to the Company’s business are subject to change. The Company cannot provide assurance that such export authorizations will be available for its products in the future. Compliance with these laws has not significantly limited the Company’s operations or sales in the recent past, but could significantly limit them in the future. Non-compliance with applicable export regulations could potentially expose the Company to fines, penalties and sanctions. If the Company cannot obtain required government approvals under applicable regulations, the Company may not be able to sell its products in certain international jurisdictions, which could adversely affect the Company’s financial condition and results of operations.

Access additional capital when required and on reasonable terms

In order to finance future operations and development efforts, the Company may raise funds through the issue of Common Shares or the issue of securities convertible into or exercisable for Common Shares. The Company cannot predict the size of future issues of Common Shares or the issue of securities convertible into or exercisable for Common Shares or the effect, if any, that future issues and sales of the Common Shares will have on the market price of the Common Shares. Any transaction involving the issue of previously unissued shares, or securities convertible into or exercisable for shares, would result in dilution, which may be substantial, to existing holders of shares

Continuing impact from COVID-19

The recent outbreak of the coronavirus, also known as "COVID-19", has spread across the globe and is impacting worldwide economic activity. Conditions surrounding the coronavirus continue to rapidly evolve and government authorities have implemented emergency measures to mitigate the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, and social distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

There are significant uncertainties with respect to future developments and impact to the Company related to the COVID-19 pandemic, including the duration, severity, and scope of the outbreak and the measures taken by governments and businesses to contain the pandemic. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on our business operations cannot be reasonably estimated at this time. At the date of this MD&A, the outbreak and the related mitigation measures have had the following impacts on the Company’s operations, among others: temporary closure of business locations, supply chain issues, and decrease in sales. The extent to which these events may impact the Company’s business activities will depend on future developments, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken in Canada and other countries to contain and treat the disease. These events are highly uncertain and as such, the Company cannot determine the ultimate financial impacts at this time. Any deterioration in the current situation could have an adverse impact on our business, results of operations, financial position, and cash flows in 2021.

Credit risk

Credit and liquidity risk associated with cash and the marketable security is managed by ensuring assets are placed with major financial institutions with strong investment grade ratings.

Credit risk on trade and other receivables reflects the risk that the Company may be unable to recover them. The Company manages its credit risk by closely monitoring the granting of credit. Trade and other receivables that are greater than 30 days are considered past due. Based on the status of trade and other receivables, no allowance for doubtful accounts has been recorded as at December 31, 2020 (December 31, 2019 - $nil).

Draganfly Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2020

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. The Company is exposed to minimal interest rate risk on its cash balances as they carry a floating rate of interest.

Foreign currency risk

The Company does engage in significant transactions and activities in currencies other than its functional currency. Depending on the timing of the transactions and the applicable currency exchange rates such conversions may positively or negatively impact the Company.

Other Information

Additional information about the Company is available at www.draganfly.com

Approval

This MD&A is authorized for issue by the Board on April 16, 2021.